Filed pursuant to Rule 424(b)(3)
                                               Registration No. 333-40015


PROSPECTUS
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                                1,150,000 Shares

                             CareMatrix Corporation
                          Common Stock, $.05 par value

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         This Prospectus relates to 1,150,000 shares (the "Loaned Shares"), of Common Stock, $.05 par value per share (the "Common Stock"), of CareMatrix Corporation, a Delaware corporation (the "Company"), which Loaned Shares are owned by certain of the Company's executive officers and other individuals (collectively, the "Lenders") and which may be loaned to and offered and sold from time to time by BancAmerica Robertson Stephens ("BARS"), or by certain transferees of BARS, in connection with ordinary trading or market-making activities by BARS in securities of the Company. See "Plan of Distribution." The Lenders have entered into a Custody Services Agreement with Union Bank of California, National Association ("Union Bank"), pursuant to which the Common Stock owned by the Lenders will be deposited with Union Bank. Union Bank may lend such Loaned Shares to BARS pursuant to securities loan arrangements with BARS. The number of Loaned Shares that will be deposited pursuant to the Custody Services Agreement and subsequently lent to BARS at any time may not exceed 1,150,000.

         In August and October of 1997, the Company issued $115,000,000 aggregate principal amount of the Company's 6 1/4% Convertible Subordinated Notes due 2004 (the "Notes") which are convertible, at any time, into 3,982,684 shares of the Company's Common Stock. These arrangements are intended to facilitate market making activity in the Common Stock by BARS.

         BARS, or certain transferees of BARS, may from time to time offer the Loaned Shares directly to one or more purchasers at negotiated prices, at market prices prevailing at the time of sale or at prices related to such market prices. See "Plan of Distribution." The Company's Common Stock is currently listed and traded on the American Stock Exchange ("AMEX") under the symbol "CMD." On December 16, 1997, the closing price reported for such shares on AMEX was $28.75.


         The Company will not receive any proceeds from the sale of the Common Stock. The Company is bearing certain expenses in connection with the registration of the shares being offered and sold by BARS, or certain transferees of BARS.

         See "Risk Factors" beginning on Page 3 for a discussion of certain factors that should be considered by prospective purchasers of the securities offered hereby.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                The Date of this Prospectus is December 19, 1997

         No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy the securities described herein by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Under no circumstances shall the delivery of this Prospectus or any sale made pursuant to this Prospectus create any implication that the information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

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                                TABLE OF CONTENTS


                                                                          Page

Available Information....................................................... 2
Documents Incorporated by Reference......................................... 3
Risk Factors................................................................ 3
The Company................................................................. 9
Use of Proceeds............................................................. 9
Plan of Distribution........................................................ 9
Legal Matters...............................................................10
Experts.....................................................................10


                              AVAILABLE INFORMATION

      The Company has filed with the United States Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act covering the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, and the exhibits and schedules thereto. For further information, with respect to the Company and the Common Stock, reference is made to the Registration Statement, and the exhibits and schedules thereto, which can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements and information statements and other information filed electronically by the Company with the Commission are available at the Commission's worldwide web site at http://www.sec.gov. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and information statements and other information with the Commission. Such reports, proxy statements and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission referenced above.

                       DOCUMENTS INCORPORATED BY REFERENCE


      The Company hereby incorporates by reference (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by the Company's Annual Report on Form 10-K/A filed with the Commission on April 14, 1997 (including those portions of the Company's definitive proxy statement for the Annual Meeting of Stockholders held on June 16, 1997 incorporated by reference therein), (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997, as amended by the Company's Quarterly Report on Form 10-Q/A filed with the Commission on August 12, 1997, (iii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, (iv) the Company's Current Report on Form 8-K filed August 5, 1997, (v) the Company's current report on Form 8-K filed August 19, 1997, (vi) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997, and (vii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, declared effective October 23, 1996.

      All reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to any termination of the offering of the shares of Common Stock covered by this Prospectus are deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Copies of all documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) will be provided without charge to each person who receives a copy of this Prospectus on written or oral request to Investor Relations, CareMatrix Corporation, 197 First Avenue, Needham, MA 02194, or by telephone at (781) 433-1000.


                                  RISK FACTORS

      In addition to the other information contained in this Prospectus, before purchasing the shares of Common Stock offered hereby, prospective purchasers should carefully consider the factors set forth below. Such factors could cause the Company's actual results or other events to differ materially from the results or events anticipated in certain forward-looking statements contained or incorporated by reference herein. Such forward-looking statements involve risks and uncertainties.

      History of Losses From Operations; Accumulated Deficit. Although the Company recorded net earnings for the nine months ended September 30, 1997 of $3,978,095, from its inception on June 24, 1994 through December 31, 1996, the Company experienced significant losses from operations. Through December 31, 1996, the Company's accumulated deficit was $16.4 million. For the year ended December 31, 1996, the Company incurred losses from operations of $6.0 million. As of September 30, 1997, the Company's accumulated deficit was $12.4 million. There can be no assurance that the Company will be able to continue to generate income from operations or net income at any time, whether from its existing operations or from any facilities that are operated in the future. Failure of the Company to achieve profitability could have a material adverse effect on the future viability of the Company.

      Dependence by the Company on Related Party Agreements. The Company has entered and expects to continue to enter into agreements with related parties in connection with a significant number of transactions, including development, management and lease agreements. Generally, the Company will enter into development agreements whereby construction financing is obtained by the related or third parties. The Company expects that risks related to construction and the initial operation of the facilities it develops will be borne primarily by such related or third parties. The Company has not, and expects in the future that it will not, enter into agreements with these parties until six months prior to completion of the construction of such facilities or upon acquisition of completed facilities. These management agreements would generally be for a ten-year period, with annual fees approximating 5% of gross revenues (less contractual adjustments for uncollectible accounts). The Company has and expects in the future to have the option to convert such management agreements into fair market value leases (which will be a negotiated percentage of total project costs) for a 15-year initial term with three to four five-year fair market value renewal options. Abraham D. Gosman is the principal owner, and certain members of the Company's senior management and stockholders also have an ownership interest in, Chancellor Senior Housing Group, Inc. and certain like entities (collectively referred to herein as "Chancellor"), with which the Company has entered and expects to enter into most such agreements. Failure of the Company to continue to enter into such agreements with Chancellor or other such related parties, or the inability of Chancellor to secure all necessary financing at acceptable terms, could have a material adverse effect on the Company.

      Need for Additional Financing. The Company's development and acquisition strategy will require substantial capital resources. The estimated cumulative cost to complete approximately 60 new facilities, with an aggregate capacity of approximately 7,200 residents, targeted for completion over the next three years is between $700 million and $800 million, which substantially exceeds the financial resources of the Company and Chancellor. The Company's future growth will depend primarily on the ability of related parties, such as Chancellor, for whom the Company develops facilities to obtain financing on acceptable terms. To finance its capital needs, the Company plans both to incur indebtedness and to issue, from time to time, additional debt or equity securities, including Common Stock or convertible notes, in connection with its acquisitions and affiliations. If additional funds are raised through the issuance of equity securities, dilution to the Company's stockholders may result, and if additional funds are raised through the incurrence of debt, the Company would likely become subject to certain covenants that impose restrictions on its operations and finances. There can be no assurance that the Company or such related parties will be able to raise additional capital when needed, on satisfactory terms or at all. Prior to its secondary offering in October 1996, the Company had relied upon equity and loans provided primarily by Abraham D. Gosman, the Company's Chairman of the Board and principal stockholder, or companies affiliated with him. There can be no assurance that any additional financing from Mr. Gosman, Chancellor or any other sources will be available in the future. Any limitation on the Company's ability to obtain additional financing could have a material adverse effect on the Company.

      Substantial Debt and Lease Obligations; Increased Leverage. At September 30, 1997, the Company's debt was $102.4 million. Debt service and annual operating lease payment obligations are expected to increase significantly as the Company pursues its growth strategy. There can be no assurance that the Company will generate sufficient cash flow to meet its obligations. Any payment default or other default with respect to such obligations could cause a lender to foreclose upon any collateral securing the indebtedness or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to the Company. Moreover, because certain of the Company's mortgages, debt instruments and leases may contain cross-default and cross-collateralization provisions, a default by the Company on one of its payment obligations could result in acceleration of other obligations and adversely affect a significant number of the Company's other facilities.

      In connection with the issuance in August and October 1997 of the Company's 6 1/4% Convertible Subordinated Debentures due 2004, the Company incurred $115 million in additional indebtedness which increased the ratio of its long-term debt to its total capitalization from 8.9% at December 31, 1996, to $54.3%, on a pro forma basis, at September 30, 1997. As a result of this increased leverage, the Company's principal and interest obligations increased substantially. The degree to which the Company is leveraged could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to economic downturns and competitive pressures. The Company's increased leverage could also adversely affect its liquidity, as a substantial portion of available cash from operations may have to be applied to meet debt service requirements and, in the event of a cash shortfall, the Company could be forced to reduce other expenditures and forego potential acquisitions to be able to meet such requirements.

      Development and Construction Risks. During the next three years, the Company plans to develop approximately 60 new facilities with a resident capacity of approximately 7,200 residents. The Company's ability to achieve its development goals will depend upon a variety of factors, many of which are beyond the Company's control. There can be no assurance that the Company will not suffer delays in its development program. The successful development of additional facilities will involve a number of risks, including the possibility that the Company may be unable to locate suitable sites at acceptable prices or may be unable to obtain, or may experience delays in obtaining, necessary certificates of need, zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations. The Company may also incur construction costs that exceed original estimates or even so-called guaranteed maximum cost construction contracts, and may not complete construction projects on schedule. The Company will rely on third-party general contractors to construct its new facilities. There can be no assurance that the Company will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays. Further, facility development is subject to a number of contingencies over which the Company will have little control and that could have a material adverse effect on project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. Failure of the Company to achieve its development goals could have a material adverse effect on the Company. Accordingly, there can be no assurance that the Company's facilities in development or under construction will ultimately be completed.

      Risks Related to Acquisition Strategy. The Company's strategy includes growth through acquisition. The Company is subject to various risks associated with its acquisition growth strategy, including the risk that the Company will be unable to identify or acquire suitable acquisition candidates or to integrate the acquired companies into the Company's operations. Any failure of the Company to identify and consummate economically feasible acquisitions could have a material adverse effect on the Company. There can be no assurance that the Company will be able to achieve and manage its planned acquisition growth, that the liabilities assumed by the Company in any acquisition will not have a material adverse effect on the Company or that the addition of facilities will be profitable for the Company.

      Dependence on Attracting Seniors with Sufficient Resources to Pay. The Company expects to rely primarily on the ability of its residents to pay for services from their own and their families' financial resources. Generally, only seniors with income or assets meeting or exceeding the comparable median in the regions where the Company's assisted living facilities are located can afford the applicable fees for its facilities for an extended period of time. Any difficulty in attracting seniors with adequate resources to pay for the Company's services could have a material adverse effect on the Company. Inflation or other circumstances which adversely affect the ability of the Company's residents and potential residents to pay for assisted living services could also have a material adverse effect on the Company.

      Dependence Upon Key Personnel. The Company is dependent upon the ability and experience of its executive officers, including its Chairman, and there can be no assurance that the Company will be able to retain all of such officers. The failure of such officers to remain active in the Company's management could have a material adverse effect on the Company. There can be no assurance that the anticipated contributions of senior management will be realized, and the failure of such contributions to be realized could have a material adverse effect on the Company.

      Risks Related to Goodwill. At September 30, 1997, the Company's total assets were approximately $210.3 million, of which approximately $27.2 million, or approximately 12.9% of total assets, was goodwill. Goodwill is the excess of cost over the fair value of the net assets of businesses acquired. There can be no assurance that the value of such goodwill will ever be realized by the Company. This goodwill is being amortized on a straight-line basis over 25 years. The Company evaluates on a regular basis whether events and circumstances have occurred that indicate all or a portion of the carrying amount of goodwill may no longer be recoverable, in which case an additional charge to earnings would become necessary. Although at September 30, 1997 the net unamortized balance of goodwill is not considered to be impaired, any such future determination requiring the write-off of a significant portion of unamortized goodwill could have a material adverse effect on the Company.

      Competition. The assisted living industry is highly competitive and, given the relatively low barriers to entry and continuing healthcare cost containment pressures, the Company expects that it will become increasingly competitive in the future. The Company competes with other companies providing assisted living services as well as numerous other companies providing similar service and care alternatives, such as home health care agencies, congregate care facilities, retirement communities and skilled nursing facilities. While the Company believes there is a need for additional assisted living residences in the markets where it intends to develop facilities, the Company expects that, as assisted living facilities receive increased attention, competition will increase from new market entrants. Moreover, in implementing its growth strategy, the Company expects to face competition for development and acquisition opportunities from local developers and regional and national assisted living companies. Some of the Company's present and potential competitors have, or may have access to, greater financial resources than those of the Company. Consequently, increased competition in the future could limit the Company's ability to attract and retain residents, to maintain or increase resident service fees or to expand its business. As a result, any increased competition could have a material adverse effect on the Company.

      Limited Experience with New Service Models and Facility Designs. The Company's success is dependent, in part, on its ability to develop and offer new service models and facility designs to prospective residents of its facilities. Currently, the Company does not have extensive operating experience with these new service models and facility designs, and the failure of the Company to successfully implement and integrate these new service models and facility designs could have a material adverse effect on the Company.

      Potential Conflicts of Interest. Abraham D. Gosman, the Company's principal stockholder and Chairman, and certain members of the Company's senior management, have a controlling ownership interest in Chancellor with which the Company has entered and expects to enter into development, management and lease agreements. These agreements are and will be on terms that the Company believes will be fair and no less favorable to the Company than those which the Company could have obtained from unaffiliated third parties. Such ownership interests in Chancellor and other healthcare entities that compete with the Company, however, may create actual or potential conflicts of interest on the part of these members of the Company's management. In the case of such related party transactions, it is the Company's policy to require that any such transactions be approved by a majority of the disinterested members of the Executive Committee of the Board of Directors.

      Control by Management. As of September 30, 1997, members of the Board of Directors and management are the beneficial owners of approximately 48.2% of the outstanding Common Stock of the Company. As of September 30, 1997, Abraham D. Gosman, together with his sons, Andrew D. Gosman and Michael M. Gosman, all of whom are members of the Board of Directors and executive officers of the Company, are the beneficial owners of approximately 44.9% of the outstanding Common Stock. Accordingly, management and the Gosmans may have the ability, by voting shares of Common Stock, to determine (i) the election of the Company's Board of Directors and, thus, the direction and future operations of the Company, and (ii) the outcome of all other matters submitted to the Company's stockholders, including mergers, consolidations and the sale of all or substantially all of the Company's assets.

      Residence Staffing and Labor Costs. The Company competes with other providers of assisted living services with respect to attracting and retaining qualified and skilled personnel. The Company is dependent upon its ability to attract and retain management personnel responsible for the day-to-day operations of each of the Company's facilities. In addition, a possible shortage of nurses or other trained personnel may require the Company to enhance its wage and benefits package in order to compete in the hiring and retention of such personnel or to hire more expensive temporary personnel. The Company will also be dependent upon the available labor pool of semi-skilled and unskilled employees in each of the markets in which it will operate. Any significant failure by the Company to attract and retain qualified management and staff personnel, to control its labor costs or to pass on any increased labor costs to residents through rate increases could have a material adverse effect on the Company.

      Government Regulation. Health care is an area of extensive and frequent regulatory change. The assisted living industry is relatively new, and, accordingly, the manner and extent to which it is regulated at the federal and state levels are evolving. Changes in the laws or new interpretations of existing laws may have a significant impact on the Company's methods and costs of doing business. The Company is subject to varying degrees of regulation and licensing by health or social service agencies and other regulatory authorities in the various states and localities where it operates or intends to operate.

      The Company's success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. Any failure to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on the Company. Furthermore, certain regulatory developments such as revisions in building code requirements for assisted living facilities, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards could have a material adverse effect on the Company. There can be no assurance that federal, state or local laws or regulations will not be imposed or expanded which would have a material adverse effect on the Company. The Company's operations are also subject to health and other state and local government regulations.

      In addition, in most states in which the Company participates in government reimbursement programs, the Company's operations are subject to federal and/or state requirements or provisions which prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under Medicaid. The Company's failure to comply with the regulations and requirements applicable to a facility could result in the imposition of significant fines and increased costs, a revocation of the Company's license to operate that facility, and, if sufficiently serious in nature, the inability of the Company to maintain or obtain licenses to operate other facilities. Any such event could have a material adverse effect on the Company.

      Federal and state anti-remuneration laws, such as the Medicare/Medicaid anti-kickback law, govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of healthcare items or services. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between healthcare providers and sources of patient referral. Similar state laws vary from state to state, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of healthcare providers or suppliers from participation in (i.e., furnishing covered items or services to beneficiaries of) the Medicare and Medicaid programs. It is expected that the Company will be subject to these laws. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company, and any interpretation inconsistent with the practices of the Company could have a material adverse effect on the Company.

      Environmental Risks. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials, that could be located on, in or under such property. As a result, the presence, with or without the Company's knowledge, of hazardous or toxic substances at any property held or operated by the Company, or acquired or operated by the Company in the future, could have a material adverse effect on the Company. Environmental audits performed on properties leased or managed by the Company have not revealed any significant environmental liability that management believes would have a material adverse effect on the Company; however, there can be no assurance that existing environmental audits with respect to any of the properties leased or managed by the Company have revealed all environmental liabilities.

      Liability and Insurance. The Company's business entails an inherent risk of liability. In recent years, participants in the assisted living and long-term care industry, including the Company, have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and significant legal costs. The Company is from time to time subject to such suits as a result of the nature of its business. The Company currently maintains insurance policies in amounts and with such coverage and deductibles as it believes are adequate, based on the nature and risks of its business, historical experience and industry standards. The Company currently maintains professional liability insurance and general liability insurance. There can be no assurance that claims will not arise which are in excess of the Company's insurance coverage or are not covered by the Company's insurance. Any successful claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect on the Company. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect on the Company's ability to attract residents or expand its business and would require management to devote time to matters unrelated to the operation of the Company's business. In addition, the Company's insurance policies must be renewed annually, and there can be no assurance that the Company will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms. Any failure of the Company to retain liability insurance coverage or to obtain such coverage on acceptable terms could have a material adverse effect on the Company.

      Dependence on Reimbursement by Third-Party Payors. The Company's revenues from the services it provides for skilled nursing facilities are dependent upon reimbursement from third-party payors, including Medicare, state Medicaid programs and private insurers. There can be no assurance that such revenues will fully pay the cost of providing services to residents covered by Medicare and Medicaid. Although in 1996 a substantial portion of the Company's revenue was derived from Medicare and Medicaid payments, the Company anticipates that in 1997 and going forward, revenue from sources other than Medicare and Medicaid will constitute a substantially greater portion of overall revenue. The revenues and profitability of the Company will be affected by the continuing efforts of governmental and private third-party payors to contain or reduce the costs of health care by attempting to lower reimbursement rates, increasing case management review of services and negotiating reduced contract pricing. In an attempt to reduce the federal and certain state budget deficits, there have been, and management expects that there will continue to be, a number of proposals to limit Medicare and Medicaid reimbursement in general. Adoption of any such proposals at either the federal or the state level could have a material adverse effect on the Company.

      Certain Anti-takeover Provisions. Certain provisions of the Company's Restated Certificate of Incorporation and By-laws and of Delaware General Corporation Law could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Certain of these provisions provide for the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the Common Stock, the payment of a "fair" price (or Board approval by continuing directors) in connection with certain business combinations with interested stockholders, no right of the stockholders to call a special meeting of stockholders, restrictions on the ability of stockholders to nominate directors and submit proposals to be considered at stockholders' meetings, and a super-majority voting requirement in connection with the removal of directors and the adoption of stockholders' amendments to the By-laws. The Company also is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date that such stockholder became an interested stockholder.

      Possible Volatility Stock Price. Economic or other external factors may have a significant impact on the Company's business and on the market price of the Common Stock. Fluctuations in financial performance from period to period also may have a significant impact on the market price of the Common Stock.

                                   THE COMPANY

      The Company is a provider of assisted living services, and owns, leases or manages its facilities. The Company's strategy is to provide a full range of assisted living and related services across a range of pricing options. The Company expects its assisted-living facilities to serve as the foundation from which it will provide a continuum of care for its residents. When its assisted living facilities are integrated with supportive independent living facilities, skilled nursing/rehabilitation facilities and Alzheimer's care programs, the Company believes that it will have the ability to provide to those of its residents who need a higher degree of care a less stressful transition to more supportive environments either within the same facility, in a campus setting or in a nearby facility.

      The Company's principal place of business is 197 First Avenue, Needham, Massachusetts 02194; and its telephone number at that address is (781) 433-1000. Unless otherwise indicated or required by the context, references to the "Company" include its consolidated subsidiaries.


                                 USE OF PROCEEDS

      None of the proceeds from the sale of the Loaned Shares pursuant to this Prospectus will be received by the Company.


                              PLAN OF DISTRIBUTION

         Certain of the Company's executive officers and other individuals (the "Lenders") have entered into a Custody Services Agreement with Union Bank pursuant to which 1,150,000 shares of Common Stock (the "Loaned Shares") owned by the Lenders will be deposited with Union Bank. Union Bank may lend such Loaned Shares to BARS pursuant to securities loan arrangements with BARS. In connection with ordinary trading or market-making activities in securities of the Company, BARS may from time to time borrow, return and reborrow all or a portion of Loaned Shares pursuant to securities loan arrangements with Union Bank; provided, however, that (i) the number of shares borrowed under such arrangements at any time may not exceed 1,150,000, and (ii) shares may be borrowed only for the purposes permitted by Regulation T of the Board of Governors of the Federal Reserve System (which are to make delivery of shares in the case of short sales, failure to receive shares required to be delivered, or other similar situations). Pursuant to the securities loan arrangements with Union Bank, BARS will deposit collateral securing such loan, the Lenders will be entitled to receive a portion of the investment income from such collateral and BARS may receive a portion of such income.

      Subject to the foregoing, BARS may from time to time offer for sale the Loaned Shares directly to one or more purchasers at negotiated prices, at market prices prevailing at the time of sale or at prices related to such market prices or through the facilities of a national securities exchange. In addition, in the course of ordinary trading or market-making activities, BARS may lend to third parties the Loaned Shares. Such third parties may offer for sale such shares under this Prospectus directly to one or more purchasers at negotiated prices, at market prices prevailing at the time or sale or at prices related to such market prices or through the facilities of a national market exchange. Because BARS, and/or the parties to whom BARS may loan the Loaned Shares, engage or will engage in market making activities with respect to the securities of the Company, in that capacity, from time to time each, as applicable, will hold fluctuating quantities of shares of the Company's Common Stock and Notes which are convertible into shares of Common Stock. Because BARS or such third parties may offer all or some of the Loaned Shares pursuant to the offering contemplated by this Prospectus, and because to the Company's knowledge there are currently no agreements, arrangements or understandings, other than the aforementioned securities loan arrangement, with respect to the sale of any of the Company's securities, no estimate can be given as to the Common Stock and Common Stock equivalents that will be held by BARS or such third parties during or after completion of this offering.

      To the extent required, the aggregate principal amount of the Loaned Shares to be sold hereby, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions, discounts or other terms constituting compensation with respect to a particular offer will be set forth in any accompanying Prospectus Supplement. The aggregate proceeds to BARS from the sale of the Loaned Shares offered by them hereby will be the purchase price of such Loaned Shares less discounts and commissions, if any.

      The Company is paying all expenses incident to the offer and sale of the Loaned Shares offered hereby by BARS to the public, other than selling commissions and fees.

      The Lenders and the Company have agreed to indemnify BARS against certain liabilities, including liabilities under the Securities Act.

      BARS may from time to time acquire shares of the Company's Common Stock, the Notes or other securities of the Company or any of its affiliates in the ordinary course of its market-making or trading activities. In the past, in addition to acting as underwriter of the Notes, BARS has acted as underwriter or purchaser of securities of, and has provided investment banking and other services to, the Company and its affiliates.

      The names of the third parties, if any, to whom BARS has loaned certain of the Loaned Shares, the number of shares of Common Stock which may be offered from time to time by them under this Prospectus and information concerning any material relationships between the Company and such third parties will be set forth as required in Supplements to this Prospectus or amendments to the Registration Statement.


                                  LEGAL MATTERS

      Certain legal matters in connection with the Common Stock of Common Stock being offered hereby will be passed upon by Nutter, McClennen & Fish, LLP, Boston, MA 02110. Michael J. Bohnen, a partner of Nutter, McClennen & Fish, LLP, is the Assistant Secretary of the Company.


                                     EXPERTS

      The consolidated financial statements of the Company as of December 31, 1996 and for the year then ended, and the combined financial statements of the Company as of December 31, 1995 and for the year ended December 31, 1995 and the period from June 24, 1994 (inception) to December 31, 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.